UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: January 8, 2025

Commission File Number: 001-38974

BIOPHYTIS S.A.

(Translation of registrant’s name into English)

Stanislas Veillet
Biophytis S.A.

Sorbonne University-BC 9, Bâtiment A 4ème étage

4 place Jussieu

75005 Paris, France

+33 1 44 27 23 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 8, 2025, Biophytis S.A. (the “Company”) issued a press release announcing the completion of a refinancing transaction for a targeted total amount of €8.6 million, allowing it to solidify its financial structure with the arrival of new investors and to launch the Phase 2 OBA study in the United States.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated January 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPHYTIS S.A.

Date: January 8, 2025	By:	/s/ Stanislas Veillet
		Name:	Stanislas Veillet
		Title:	Chairman and Chief Executive Officer